Exhibit (e) (1)

EXCERPTS FROM DEFINITIVE PROXY STATEMENT DATED APRIL 26, 2004

RELATING TO THE 2004 ANNUAL MEETING OF STOCKHOLDERS OF

NEIGHBORCARE, INC.

Director’s Compensation

     Each of our directors who is not our employee receives an annual fee of $25,000 for serving as a director and cash compensation of $1,500 for each in-person meeting of the Board of Directors or committee meeting attended and $1,000 for each telephonic meeting of the Board of Directors or committee meeting attended.

     The chairman of the Audit and Compliance Committee receives an additional annual fee of $7,500. Upon shareholder approval of the 2004 Performance Incentive Plan, each director will also receive an additional annual fee of $7,500. Upon shareholder approval of the 2004 Performance Incentive Plan, each director will also receive an annual award of restricted stock having a fair market value at the time of grant of $95,000. While in office, a director may not sell such restricted stock at any time when the value of the restricted stock held by the director following such sales would be less than $285,000.

     In October 2002, each of Messrs. Fish, Bloem, Dalton, Dondero, Gerbino and LaNasa received options to purchase 2,500 shares of our Common Stock at an exercise price per share of $16.80 in exchange for services rendered as a director.

Employment Agreements

     Effective May 28, 2002, we entered into an employment agreement with Robert H. Fish, our interim chief executive officer, which originally expired on November 30, 2002, but which was extended beyond November 30, 2002, on a month to month basis. The base salary of Mr. Fish was $850,000 on an annual basis and Mr. Fish received a $70,833 sign-on bonus. This agreement was terminated on February 28, 2003.

     Effective February 28, 2003, we entered into a two year employment agreement with Robert H. Fish as our Chief Executive Officer at an annual base salary of $850,000. In addition, the agreement provided for an annual bonus of up to 100% of the base salary, and stock options of up to 600,000 shares, upon the occurrence of certain performance-based benchmarks. Mr. Fish’s base salary was reviewable by the Board of Directors at least annually. The agreement was terminable by NeighborCare at anytime for Cause (as defined in the employment agreement). Mr. Fish was able to terminate his employment upon notice to NeighborCare of the occurrence of certain events, including a change in control of NeighborCare. In the event that

NeighborCare terminated the agreement without Cause, or if Mr. Fish terminated his employment agreement as described in the preceding sentence, Mr. Fish was entitled to severance compensation consisting of accrued and unpaid bonuses (including a pro rata bonus for the portion of the year prior to the date of termination), and a continuation of health and insurance benefits for himself, his spouse and eligible dependents for a period of one (1) year following the date of termination. Moreover, all restricted stock awards made to Mr. Fish fully vested, and all vested stock options remained exercisable through the original terms with all rights. The agreement also contained provisions which restricted Mr. Fish from competing with NeighborCare during the term of the agreement and for a one (1) year period thereafter. Mr. Fish received a performance bonus of $550,000 and a special bonus of $721,410 in connection with being named chief executive officer in fiscal 2003 pursuant to the agreement.

     On December 1, 2003, in connection with the spin-off, Mr. Fish resigned as our chairman and chief executive officer. Mr. Fish remained our employee for transitional purposes until his termination on February 28, 2004, triggering the above-referenced benefits.

     On December 9, 2003, we entered into an option cancellation agreement with Mr. Fish relating to options which vested upon the completion of the spin-off and Mr. Fish’s resignation in connection with the spin-off. After the Board of Director’s adjustment to the aggregate number and exercise price of all outstanding options to purchase our Common Stock in connection with the spin-off and as of the date of the agreement, Mr. Fish held options to purchase 430,470 shares of our Common Stock at an exercise price per share of $10.86 and 352,203 shares at an exercise price of $12.99, each of which expire on February 28, 2006. Under the option cancellation agreement, Mr. Fish surrendered to us options to purchase 282,673 shares of Common Stock at the exercise price of $10.86 for the aggregate cash payment of $2,580,108 less any applicable withholding taxes.

     Effective July 7, 2003, we entered into an employment agreement with John J. Arlotta, our chairman, president and chief executive officer, as amended on December 9, 2003. The agreement currently expires on July 7, 2005, with automatic one-year renewals beginning on July 7, 2004 and each successive anniversary thereafter. The automatic extension of the agreement may be terminated with notice by either the affirmative vote of two-thirds of the non-management members of the Board of Directors or by Mr. Arlotta. Mr. Arlotta will receive an annual base salary of $850,000, subject to annual reviews by the Compensation Committee of the Board of Directors commencing February 4, 2004. The agreement provides for an incentive bonus of not less than $550,000, with a target bonus of 80% of his base salary, for fiscal 2003. Annually thereafter, Mr. Arlotta will receive an incentive bonus equal to at least 100% of his base salary but only upon the Compensation Committee’s certification that the applicable performance goals have been achieved. Mr. Arlotta received a signing bonus of $300,000 and a performance bonus of $550,000 in fiscal 2003 pursuant to the agreement.

     The agreement provides for options to purchase 1,000,000 shares of our Common Stock to be granted to Mr. Arlotta in increments of 250,000 shares on each of December 9, 2003, December 16, 2003, December 24, 2003 and January 5, 2004, of which 25% vests immediately upon the date of grant and the remainder vests in quarterly installments of 6.25% thereafter. The agreement also provides for a restricted stock award on January 15, 2004 with an aggregate value of $4,000,000, rounded to the nearest whole share and based on the average closing price of our

Common Stock for the thirty trading days immediately following the spin-off. On the date of the restricted stock award, 25% of the shares vest immediately, with vesting in equal quarterly installments thereafter such that the shares vest in full by July 7, 2006. In addition, Mr. Arlotta will be entitled to participate in each employee benefit plan or perquisite applicable generally to our executive officers.

     The Board of Directors may terminate the employment agreement with Mr. Arlotta with or without cause, as defined in the agreement, by the affirmative vote of two-thirds of the non-management members of the Board of Directors. Mr. Arlotta may terminate his employment with us upon notice of the occurrence of certain events, including a change in control of NeighborCare. Upon termination of the employment agreement for any reason, Mr. Arlotta will be entitled to his accrued and unpaid base salary through the date of termination, any earned but unpaid bonus for any fiscal year ending prior to the date of termination, any benefits accrued and vested under the terms of our employee benefit plans and programs through the date of termination, all deferred compensation of any kind and the option to have assigned to him any assignable insurance policy relating to him. In addition upon death, NeighborCare will pay Mr. Arlotta’s estate a lump sum in cash equal to his base salary for the period from the date of death through the end of the term of the agreement, benefits as if his employment had terminated on the last day of the month and a pro rata bonus for the portion of the year of termination preceding the date of his death based upon an annual amount equal to 100% of his base salary. Also, all restricted stock, stock options and performance share awards will automatically vest as of the date of death.

     If Mr. Arlotta’s employment agreement is terminated by NeighborCare without cause or due to his disability, each as defined in the agreement, or by Mr. Arlotta for good reason or a change of control, each as defined in the agreement, or as a result of non-extension of the agreement, in addition to the foregoing, NeighborCare will:

•	pay him a pro rata bonus for the portion of the year in which the date of termination occurs preceding the date of termination based upon an annual amount equal to 100% of his base salary and a lump-sum cash payment equal to two times his highest base salary in the three years preceding termination plus two times his target bonus for the year of termination less any disability insurance benefits if applicable for the two-year period beginning with the date of termination;

•	continue to provide the health and life insurance benefits provided to him and his spouse and eligible dependents immediately prior to his date of termination for a period of two years following the date of termination; and

•	all restricted stock, stock option and performance share awards will fully vest.

     In addition, Mr. Arlotta is entitled to the above consideration in the event that he terminates the agreement because NeighborCare has engaged or has required that he engage in any activity which would cause him to violate covenants of his contained in a consulting agreement between him and his former employer, Caremark Rx, Inc. (“Caremark”). On July 8, 2003, Caremark filed a complaint seeking to prohibit Mr. Arlotta’s employment with

NeighborCare pursuant to the terms of such consulting agreement. In December 2003, NeighborCare, Caremark and Mr. Arlotta entered into a Partial Release and Settlement Agreement pursuant to which Mr. Arlotta was permitted to accept continued employment with NeighborCare under certain conditions and Caremark was released of certain compensation obligations to Mr. Arlotta and the complaint was dismissed without prejudice.

     Mr. Arlotta’s employment agreement contains confidentiality provisions that apply during and after the term of employment and non-competition provisions that limit him from competing with us for the term of employment and for a period of two years after, regardless of the reason for the termination of employment.

     On each of July 28, 2003, September 10, 2003, November 24, 2003 and November 26, 2003, we entered into employment agreements with John L. Kordash, our executive vice president and assistant to the chief executive officer, John F. Gaither, Jr., our senior vice president, general counsel and secretary, Richard W. Sunderland, Jr., our chief financial officer, and Robert A. Smith, our chief operating officer, respectively. Effective December 9, 2003, each of these agreements was amended and restated. The agreements with Messrs. Kordash and Gaither expire on October 1, 2005. The agreements with Messrs. Sunderland and Smith expire on December 1, 2005. The annual base salaries received by Messrs. Kordash, Gaither, Sunderland and Smith are $250,000, $280,000, $250,000 and $350,000, respectively. The agreements with Messrs. Kordash and Gaither provide for an option grant on December 9, 2003 to purchase 250,000 and 150,000 shares, respectively, of our Common Stock at an exercise price of $21.50, of which 25% vests immediately upon the date of grant and the remainder vests in quarterly installments of 6.25% thereafter. The agreements with Messrs. Sunderland and Smith provide for option grants by incorporation of prior letter agreements with us, as described below, at the same exercise price and vesting schedule described above.

     The agreements with Messrs. Kordash, Gaither, Sunderland and Smith contain provisions that are substantially similar to those provisions contained in Mr. Arlotta’s employment agreement, discussed above, including an automatic one-year extension, eligibility to participate in stock option, incentive compensation and other incentive plans, receipt of perquisites generally provided to our officers, termination of the agreement by us with or without cause and by the executive upon the occurrence of certain events and confidentiality and non-competition provisions. Each agreement also provides for severance compensation consisting of a pro rata bonus for the portion of the year in which the date of termination occurs, a lump-sum payment equal to the sum of the executive’s average base salary and the average annual bonus earned under our incentive plans for the most recent two years, continuation of health and life insurance benefits for up to two years and vesting of previously granted stock options and restricted stock.

     In November 2003, in contemplation of the spin-off of GHC, we entered into letter agreements with Messrs. Smith and Sunderland which were incorporated by reference into each executive’s amended and restated employment agreement described above. Under the letter agreements, each executive agreed to waive his right to a lump-sum payment and other benefits that the spin-off would likely have triggered under their employment agreements in exchange for continued employment until the spin-off. In addition, upon completion of the spin-off, we agreed to:

•	make a lump-sum payment to Messrs. Smith and Sunderland of $405,900 and $294,300, respectively, in settlement of amounts owing under prior employment agreements;

•	continue each executive’s employment with the terms and conditions of the employment agreements described above;

•	grant a stock option to Messrs. Smith and Sunderland to purchase 87,500 and 75,000, respectively, shares of our Common Stock; and

•	on the six-month anniversary of the option grant, either grant an additional option to purchase the same amount of our Common Stock or grant shares of restricted stock having a value equivalent to the replaced options.

Summary Compensation Table

	Annual Compensation				Long-term Compensation
				Other	Restricted	Securities
				Annual	Stock	Underlying	All Other
	Fiscal	Salary	Bonus	Compen-	Awards	Options/	Compensation
Name and Position	Year	($)(1)	($)(2)	sation (3)	($)(4)	SAR's	($)(5)
Robert H. Fish, Chief Executive Officer	2003	850,000	1,221,410	83,406	—	177,500	—
	2002	274,615	70,833	—	—	25,000	—
John J. Arlotta, Vice Chairman	2003	163,462	850,000	—	—	—	29,005
George V. Hager, Jr., Chief Financial Officer	2003	400,001	155,000	—	—	—	1,023,315
	2002	398,078	200,000	—	1,524,750	75,000	601,698
	2001	350,000	309,875	—	—	—	1,700
Robert A. Smith, President,	2003	360,768	75,250	—	—	—	2,000
NeighborCare	2002	310,003	60,000	—	304,950	50,000	1,700
	2001	232,281	117,000	75,103	—	—	1,700
Richard Pell, Jr., Senior Vice President,	2003	271,827	715,875	—	—	—	2,000
Administration and Chief	2002	260,382	55,000	—	304,950	50,000	2,000
Compliance Officer	2001	224,039	71,000	—	—	—	1,700
Richard Howard, Former Vice Chairman	2003	59,615	—	—	—	—	4,035,048
	2002	500,000	250,000	—	1,524,750	75,000	320,008
	2001	500,000	432,250	—	—	—	—

(1)	Includes compensation deferred under our Retirement Plan, Non-Qualified Deferred Compensation Plan and other arrangements with us. Other payments made by us under our Retirement Plan, Non-Qualified Deferred Compensation Plan and other arrangements with us are not included.

(2)	Mr. Fish received a performance bonus of $500,000 and a bonus of $721,410 upon his appointment to chief executive officer. Mr. Arlotta received a performance bonus of $550,000 and a sign-on bonus of $300,000. Mr. Pell received an employment contract payout of $661,400 and a performance bonus of $54,475. All other amounts in 2003 reflect performance bonuses.

(3)	Mr. Fish received compensation of approximately $62,206 for housing expenses and approximately $15,200 for the use of a Company owned automobile. All other amounts reflect the receipt of relocation benefits.

(4)	Restricted stock grants were authorized by the Board of Directors on October 2, 2001 and vest quarterly over a five year period beginning January 1, 2002. Our common stock market value as of October 2, 2001 was $20.33 per share. As of September 30, 2003, the restricted stock grants issued to Mr. Smith and Mr. Pell each had an aggregate market value of $363,150. As of September 30, 2003, the restricted stock grants issued to Mr. Hager and Mr. Howard each had an aggregate market value of $1,815,750. The restricted stock grants of each of the previously mentioned individuals are fully vested at September 30, 2003. The market value of our common stock at September 30, 2003 was $24.21 per share.

(5)	Includes severance pay, company-sponsored life insurance coverage, note forgiveness as well as our matching contribution under our Retirement Plan. Mr. Arlotta received $29,005 in relation to his company-sponsored life insurance plan. Mr. Hager received $1,021,315 of note forgiveness and $2,000 of 401(k) matching compensation. Mr. Smith and Mr. Pell each received $2,000 of 401(k) matching compensation. Mr. Howard received note forgiveness in the amount of $1,238,298 and severance pay in the amount of $2,796,750.

Options Granted

     The following table sets forth certain information concerning stock options granted under the 2001 Stock Option Plan during fiscal 2003 to our chief executive officer and each of our most highly compensated executive officers:

Option/SAR Grants in Last Fiscal Year

		Individual Grants
	Number of Securities Underlying Options/ SARs	Percent of total Options/SARs Granted to Employees in	Exercise Price	Expiration	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option terms
Name	Granted	Fiscal Year	($/share)	Date	5%	10%
Robert H. Fish	2,500	0.40%	$16.80	10/2/12	$26,414	$66,937
	275,000	43.14%	$17.00	12/2/06	$1,358,833	$4,932,871
	225,000	35.29%	$20.33	12/2/06	$362,522	$3,286,735

(1)	Includes 100,000 options that were forfeited in fiscal 2003 as a result of failure to satisfy vesting conditions.

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

Number of
			Unexercised	Value of Unexercised
			Securities	In-the-
			Underlying	Money Options/SARs
			Options/SARs	at Fiscal
			Fiscal Year-End (#)	Year-End ($)
	Shares Acquired on	Value Realized ($)	Exercisable/	Exercisable/
Name	Exercise (#)	(1)	Unexercisable	Unexercisable
Robert H. Fish	—	—	177,500/352,500	1,197,025/1,774,250

(1)	Stock price at close of business on September 30, 2003 was $24.21.

Benefit Plans

2001 Stock Incentive Plan

     On October 2, 2001, our Board of Directors authorized the issuance of 750,000 shares of restricted common stock to certain of our senior officers. These shares vest and are issued quarterly over a five-year period, which commenced on February 28, 2002 and will end on October 1, 2006. Upon the resignation of Mr. Howard, 60,000 shares of restricted common stock vested immediately. In May 2003, the Company made an offer to employees who held shares of restricted common stock to accelerate the vesting of all such restricted shares in exchange for the tendering of any options to purchase common stock. As of September 30, 2003 and March 31, 2004, 625 shares of restricted common stock were unvested and issuable through October 1, 2006. If the 2004 Performance Incentive Plan is approved by our shareholders, no new grants will be made under the 2001 Stock Incentive Plan.

2001 Stock Option Plan

     The purpose of our 2001 Stock Option Plan is to provide additional incentive to officers, other key employees, and directors of, and important consultants to, us and each present or future parent or subsidiary corporation, by encouraging them to invest in shares of our Common Stock and thereby acquire a proprietary interest in us and an increased personal interest in our continued success and progress.

     The aggregate number of shares of our Common Stock that may be issued under our 2001 Stock Option Plan is 3,480,000. Notwithstanding the foregoing, in the event of any change in the outstanding shares of our Common Stock by reason of a stock dividend, stock split, combination of shares, recapitalization, merger, consolidation, transfer of assets, reorganization, conversion or what our Compensation Committee of the Board of Directors deems in its sole discretion to be similar circumstances, the aggregate number and kind of shares which may be issued under our 2001 Stock Option Plan shall be appropriately adjusted in a manner determined in the sole discretion of the Compensation Committee. Reacquired shares of our Common Stock, as well as unissued shares, may be used for the purpose of our 2001 Stock Option Plan. Our Common Stock subject to options which have terminated unexercised, either in whole or in part, shall be available for future options granted under our 2001 Stock Option Plan. As of September 30, 2003, 2,813,500 stock options were awarded of which 2,636,000 stock options were awarded to employees, 162,500 stock options were awarded to non-employee directors and 15,000 stock options were awarded to non-employee consultants.

     All of our officers and key employees and officers and key employees of any present or future parent or subsidiary corporation are eligible to receive an option or options under our 2001 Stock Option Plan. All directors of, and important consultants to, us and of any of our present or future parent or subsidiary corporation are also eligible to receive an option or options under the 2001 Stock Option Plan. The individuals who receive an option or options shall be selected by the Compensation Committee, in its sole discretion unless otherwise stipulated in our 2001 Stock Option Plan. No individual may receive options under our 2001 Stock Option Plan for more than 80% of the total number of shares of our Common Stock authorized for issuance under our 2001 Stock Option Plan.

     On April 1, 2003, the Company extended an offer to its employees, including executive officers except for its then chief executive officer (Mr. Fish), to tender all options to purchase shares of its Common Stock outstanding under its 2001 Stock Option Plan, for the following consideration: (a) for those holders of options who had received awards of more than 2,000 restricted shares of common stock under the 2001 Stock Incentive Plan, the acceleration of vesting of all such restricted shares plus a cash payment of $2.50 per share underlying the option for options that had an exercise price below $20.00 per share, and (b) with respect to those holders of options who had not received awards of more than 2,000 restricted shares, (i) for those options that had an exercise price of at least $20.00 per share, a cash payment of $2.00 per share underlying the option, and (ii) for those options that had an exercise price below $20.00 per share, a cash payment of $2.50 per share subject to the option. The offer expired on May 12, 2003. NeighborCare accepted for exchange and cancellation options to purchase 1,724,000 shares of its Common Stock, which represented all of the eligible outstanding options properly tendered for exchange by eligible option holders, on May 13, 2003. All eligible options held by the Company’s employees were tendered in the offer, with the exception of options to purchase 35,000 shares. As a result, and after giving effect to adjustments pursuant to the spin-off, as of March 31, 2004, 1,198,096 shares of Common Stock are available for future issuance under our 2001 Stock Option Plan. If the 2004 Performance Incentive Plan is approved by our shareholders, no new grants will be made under the 2001 Stock Option Plan.

Incentive Compensation Program

     The purpose of the Incentive Compensation Program is to reward management-level employees for their contributions to individual and corporate objectives. The Incentive Compensation Program provides for a bonus equal to a percentage of a participant’s year-end base salary. The bonus varies depending upon the attainment of certain individual and corporate objectives, including financial performance measures.

Non-Qualified Deferred Compensation Plan

     On April 1, 2001, we adopted a Non-Qualified Deferred Compensation Plan. Beginning January 1, 2002, eligible employees (i.e., in calendar 2003, employees whose base salary meets or exceeds $90,000) were permitted to defer up to 50% of their base salary and up to 100% of their incentive compensation bonus each year on a pre-tax basis under the NeighborCare, Inc. Deferred Compensation Plan. Participants are able to select from several fund choices and their Deferred Compensation Plan account increases or decreases in value in accordance with the performance of the funds selected. The Non-Qualified Deferred Compensation Plan is administered by a trustee.

Retirement Plan

     On January 1, 1989, we adopted an employee Retirement Plan that consists of a 401(k) component and a profit sharing component. Our retirement plan is a 401(k)/cash or deferred arrangement covering all of our employees (other than certain employees covered by a collective bargaining agreement) who have completed at least 500 hours of service during the six-month period beginning on his or her commencement date. Under the 401(k) component, each employee may elect to contribute a portion of his or her current compensation up to the lesser of the maximum permitted by the Internal Revenue Code or 50% (or, in the case of a highly compensated employee, a maximum of 6% (4% for plan years ending prior to January 1, 2004)) of such employee’s annual compensation. We may make a matching contribution each year as determined by the Board of Directors. The Board of Directors may establish this contribution at any level each year, or may omit such contribution entirely. Under the profit sharing component of the Retirement Plan, we may make an additional employer contribution as determined by the Board of Directors each year. The Board of Directors may establish this contribution at any level each year, or may omit such contribution entirely.